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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------
                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)(1)

                      IMAGE TECHNOLOGY LABORATORIES, INC.
    ------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
    ------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  45247A 10 5
         ---------------------------------------------------------------
                                 (CUSIP Number)

                                August 15, 2000
    ------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

 [   ] Rule 13d-1(b)
 [   ] Rule 13d-1(c)
 [ X ] Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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 CUSIP No. 45247A 10 5              13G                  Page  2  of  8 Pages
          ---------------                                     ---    ---
  ------------------------------------------------------------------------
    1.   Name of Reporting Persons
         S.S. or I.R.S. Identification No. of above persons

         David Ryon, MD
  ------------------------------------------------------------------------
    2.   Check the Appropriate Box if a Member of a Group*
                                                            (a) [ ]
         Not Applicable                                     (b) [ ]
  ------------------------------------------------------------------------
    3.   SEC Use Only

  ------------------------------------------------------------------------
    4.   Citizenship or Place of Organization

         United States
  ------------------------------------------------------------------------

              5.  Sole Voting Power
 Number of        2,629,584
 Shares       ------------------------------------------------------------------
 Beneficially 6.  Shared Voting Power
 Owned by         0
 Each         ------------------------------------------------------------------
 Reporting    7.  Sole Dispositive Power
 Person With      2,629,584
              ------------------------------------------------------------------
              8.  Shared Dispositive Power
                  0
  ------------------------------------------------------------------------
    9.   Aggregate Amount Beneficially Owned by Each Reporting Person
         2,629,584
  ------------------------------------------------------------------------
    10.  Check box if the Aggregate Amount in Row (9) Excludes Certain Shares*
                                                                 [ ]
  ------------------------------------------------------------------------
    11.  Percent of Class Represented by Amount in Row 9
         23.56%
  ------------------------------------------------------------------------

    12.  Type of Reporting Person
         IN
  ------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                  SCHEDULE 13G

 Item 1.

         (a) Name of Issuer. Image Technologies Laboratories, Inc.

         (b) Address of Issuer's Principal Executive Offices:
             167 Schwenk Drive, Kingston NY 12401

 Item 2.

         (a) Name of Person Filing. This Schedule 13G is being filed for David Ryon.

         (b) Address of Principal Business Office. The address of the principal business office of Dr. Ryon is:
             167 Schwenk Drive, Kingston, NY 12401.

         (c) Citizenship. Dr. Ryon is a United States citizen.

         (d) Title of Class of Securities. Common Stock, par value $0.001 per share ("Common Stock").

         (e) CUSIP Number. 45247A 10 5.

 Item 3. Not Applicable.

 Item 4. Ownership.

         (a) Amount Beneficially Owned. See item 9 of cover pages.*

         (b) Percent Of Class. See item 11 of cover pages.*

         (c) Number of Shares as to Which Such Person has:

             (i)   sole power to vote or to direct the vote;
             (ii)  shared power to vote or to direct the vote;
             (iii) sole power to dispose or to direct the disposition of;
             (iv)  shared power to dispose or to direct the disposition of;

             See Items 5-8 of cover pages.
             *Includes options to purchase 200,000 shares which are exercisable within 60 days.

 Item 5. Ownership of Five Percent or Less of a Class.

             Not Applicable.

 Item 6. Ownership of More than Five Percent on Behalf of Another Person.

             Not Applicable.

 Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

              Not Applicable.

 Item 8. Identification and Classification of Members of the Group.

              Not Applicable.

 Item 9. Notice of Dissolution of Group.

              Not Applicable.


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Item 10. Certification


                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: April 5, 2001
-------------------

                                                      /s/ David Ryon, MD
                                             -----------------------------------
                                                          Signature

                                                        David Ryon, MD
                                             -----------------------------------
                                                          Name/Title